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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                            Yes  [ ]      No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                            Yes  [ ]      No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                            Yes  [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NEUROCHEM INC.

January 15, 2004
                         By:               /s/ David Skinner
                            ---------------------------------------------------
                                              David Skinner
                                        Director, Legal Affairs,
                                 General Counsel and Corporate Secretary


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[LOGO OF NEUROCHEM]

                                              NEUROCHEM INC.
                                              7220 Frederick-Banting, Suite 100
                                              Saint-Laurent, Qc H4S 2A1 Canada


             NEUROCHEM'S DATA SAFETY MONITORING BOARD ISSUES THIRD
         RECOMMENDATION TO CONTINUE PIVOTAL PHASE II/III CLINICAL TRIAL
                               FOR FIBRILLEX(TM)

MONTREAL, CANADA, JANUARY 14, 2004 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that, following the third meeting of its independent Data Safety Monitoring Board (DSMB), the Company has received its third unanimous recommendation to continue its pivotal Phase II/III clinical trial for its orphan drug candidate Fibrillex(TM) for the treatment of Amyloid A (AA) Amyloidosis, a disorder associated with chronic inflammatory and infectious diseases. The recommendation by the DSMB members was based on their recent review of the safety data from 183 patients of whom 77 have completed at least twelve months of the Phase II/III clinical study.

"I am very pleased with this third positive recommendation from our Data Safety Monitoring Board," stated Dr. Francesco Bellini, Chairman and CEO of Neurochem. "At the same time, I regret the market volatility we are seeing on Neurochem shares at the present time. I want to reassure the financial community and our shareholders that all of our programs are on schedule and that there are no company events nor any pending news to justify the current stock volatility. I am very pleased with the progression of all of the Company's programs."

Dr. Denis Garceau, Neurochem's Vice President, Drug Development, added: "The continued positive and unanimous recommendation of our independent Data Safety Monitoring Board for the continuation of this Phase II/III clinical study is encouraging. AA Amyloidosis is a fatal disease with no treatment available and we are on target for the commercialization of this product late next year. People who suffer from uncontrolled chronic inflammation such as those with Rheumatoid Arthritis who do not respond to their therapy, are at high risk to develop this disease," he stated.

The DSMB is comprised of independent medical experts and was established by Neurochem as part of the Company's compliance with good clinical practices guidelines. The DSMB is responsible for monitoring and reviewing the safety of patients participating in the Phase II/III clinical trial.



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                                      -2-

ABOUT FIBRILLEX(TM)
------------------

The pivotal Phase II/III clinical trial for Fibrillex is a two-year, international, multicenter, randomized, double-blind, placebo-controlled, and parallel-designed trial to evaluate the safety and efficacy of Fibrillex in patients suffering from AA Amyloidosis. Neurochem has successfully completed the enrollment of more than the 150 patients required for this pivotal Phase II/III trial, which is being conducted at 27 sites located across North America, Europe and Israel. This trial is planned to end in January 2005. Fibrillex has received the orphan drug designation in the United States and Europe, which normally entails market exclusivity on this product candidate for seven years and ten years respectively, once it is approved.

Fibrillex is an oral drug candidate for the treatment of AA amyloidosis through the prevention of amyloid fibril formation. Fibrillex belongs to the class of glycosaminoglycan (GAG) mimetics which competes with natural GAGs for the same binding sites on the AA protein. By preventing natural GAGs from binding to the AA protein, Fibrillex is expected to prevent AA fibril formation and the deposition of AA fibrils in organs.

ABOUT AA AMYLOIDOSIS
--------------------

AA Amyloidosis is associated with chronic inflammatory diseases (e.g., rheumatoid arthritis, ankylosing spondylitis, inflammatory bowel diseases), chronic infections (e.g., osteomyelitis, tuberculosis) and Familial Mediterranean Fever. The most common clinical presentation of AA amyloidosis is kidney malfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients. Patients suffering from AA Amyloidosis have a poor prognosis with five- to 15-year survival rates of 50% and 25%, respectively. End-stage renal failure is the cause of death in 40% to 60% of cases. There is currently no therapy for the treatment of AA Amyloidosis.

ABOUT NEUROCHEM
---------------

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA Amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. For additional information on Neurochem, please visit our website at: (www.neurochem.com)

All of the statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, are forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Some examples of known risks are: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.


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FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (514) 337-4646
Fax: (514) 337-5339